                             QUAKER INVESTMENT TRUST
                              309 Technology Drive
                                Malvern, PA 19355
                                  610.455.2200
                                  888.220.8888
                                Fax: 610.455.2222

                                September 5, 2006

VIA EDGAR AND E-MAIL

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Linda Stirling

       Re:  Quaker  Investment Trust (the  "Registrant")
            File Nos.  033-38074 and 811-06260

Ladies and Gentlemen:

          Pursuant to the request of our reviewer,  Linda Stirling, on behalf of the staff (the  "Staff") of the U.S.  Securities  and Exchange  Commission  (the
"SEC"),  the  Registrant is filing this letter in connection  with the filing of
Post-Effective  Amendment No. 35 to its Registration Statement on Form N-1A (the
"PEA No. 35") under the Securities  Act of 1933, as amended,  and the Investment
Company  Act of  1940,  as  amended,  which  was  filed on June  28,  2006.  The
Registrant  acknowledges  that:  (i) it is  responsible  for the adequacy of the disclosure  in PEA No. 35; (ii) Staff  comments on PEA No. 35, or changes to PEA
No. 35 in response to Staff  comments  thereto,  do not  foreclose  the SEC from taking any action with respect to PEA No. 35; and (iii) the  Registrant  may not assert Staff comments as a defense in any proceeding  initiated by the SEC under the federal securities laws of the United States.

          In  addition,  the  Registrant   acknowledges  that  the  Division  of
Enforcement  has access to all  information  that the Registrant has provided to the Staff of the Division of Investment Management in its review of PEA No. 35.

                                             Sincerely,

                                             /s/Timothy Richards
                                             Timothy Richards
                                             Chief Compliance Officer
                                             Quaker Investment Trust